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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1
                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            J. RAY MCDERMOTT, S.A.
                           (Name of Subject Company)

                         MCDERMOTT INTERNATIONAL, INC.
                      MCDERMOTT ACQUISITION COMPANY, INC.
                         A WHOLLY-OWNED SUBSIDIARY OF
                         MCDERMOTT INTERNATIONAL, INC.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                 P 64658 10 0
                                (Cusip Number)

                                S. WAYNE MURPHY
                         MCDERMOTT INTERNATIONAL, INC.
                              1450 POYDRAS STREET
                             NEW ORLEANS, LA 70161
                           TELEPHONE: (504) 587-5400
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

   CHRISTOPHER MAYER                                      R. JOEL SWANSON
 DAVIS POLK & WARDWELL                                 BAKER & BOTTS, L.L.P.
 450 LEXINGTON AVENUE                                    ONE SHELL PLAZA
NEW YORK, NEW YORK 10017                             HOUSTON, TEXAS 77002-4995
TELEPHONE: (212) 450-4000                            TELEPHONE: (713) 229-1234

                           CALCULATION OF FILING FEE

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   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
      $525,416,977.54                                        $105,084
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*   Calculated by multiplying $35.62, the per share tender offer price, by
    14,750,617, the sum of the number of shares of Common Stock sought in the Offer and the 393,699 shares of Common Stock subject to options that will be vested and exercisable as of June 11, 1999.
**  Calculated as 1/50 of 1% of the transaction value.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

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

-------------------------------------------------------
CUSIP NO.                             P 64658 10 0
                                      ----------------------------

   1   NAMES OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       McDermott International, Inc.
       I.R.S. Employer Identification No. 72-0593134
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [_]
       (b) [_]
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   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       BK and WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
       [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Panama
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   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       24,668,297
--------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES
       [_]
--------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       63.16%
--------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       HC
--------------------------------------------------------------------------------

----------------------------------------------
CUSIP NO.                      P 64658 10 0
                               ----------------------------


   1   NAMES OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       McDermott Acquisition Company, Inc.
       Awaiting Tax Identification Number
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [_]
       (b) [_]
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   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       AF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
       [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Panama
--------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       0
--------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES
       [_]
--------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       0%
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  10   TYPE OF REPORTING PERSON

       CO
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

ITEM I.   SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is J. Ray McDermott, S.A., a Panama corporation (the "Company"), and the address of its principal executive offices is 1450 Poydras Street, New Orleans, Louisiana 70112.

  (b) This Statement relates to the offer by McDermott Acquisition Company, Inc. ("Purchaser"), a Panama corporation and a wholly-owned subsidiary of McDermott International, Inc., a Panama corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of the Company at $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

 ITEM 2.   IDENTITY AND BACKGROUND.

  (a)-(d), (g) "Certain Information Concerning Parent and Purchaser" and Schedules I and II of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedules I and II of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth under "Background of the Offer", "The Merger Agreement", "Interests of Certain Persons in the Offer and the Merger" and "Certain Information Concerning Parent and Purchaser" in the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "Introduction", "Background of the Offer", "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Plans for the Company after the Offer and the Merger", "The Merger Agreement", "Certain Information Concerning the Company" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

 ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in "Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

 ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth under "Introduction", "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Plans for the Company after the Offer and the Merger", "The Merger Agreement", "Certain Information Concerning the Company" and "Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth under "Plans for the Company after the Offer and the Merger" and "Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  The information set forth under "Interests of Certain Persons in the Offer and the Merger", "Certain Information Concerning the Company", "Certain Information Concerning Parent and Purchaser" and Schedules I and II of the Offer to Purchase is incorporated herein by reference.

 ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth under "Introduction", "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Plans for the Company after the Offer and the Merger", "The Merger Agreement", "Interests of Certain Persons in the Offer and the Merger", "Certain Information Concerning the Company" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

 ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under "Introduction", "Opinion of Financial Advisor to the Independent Committee", "Opinion of Financial Advisor to the Finance Committee" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

 ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

 Not applicable.

 ITEM 10.  ADDITIONAL INFORMATION.

  (a)   Not applicable.

  (b)-(c) The information set forth in "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in the "Introduction" and "Certain Litigation" of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(l)  Offer to Purchase dated May 13, 1999.

  (a)(2)   Letter of Transmittal.

  (a)(3)  Notice of Guaranteed Delivery.

  (a)(4) Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Text of Joint Press Release issued by Parent and the Company on May 7, 1999.

  (a)(8) Text of Press Release issued by Parent on May 13, 1999.

  (a)(9) Summary Advertisement as published in The Wall Street Journal on May 13, 1999.

  (b)(1) Commitment Letter (including the related term sheet), dated May 7, 1999, from Citibank, N.A.

  (c)(1) Agreement and Plan of Merger, dated as of May 7, 1999, between the Company and Parent (included as Annex A to the Offer to Purchase, Exhibit (a)(1) to this Schedule 14D-1).

  (c)(2) Confidentiality Agreement, dated February 17, 1999, between the Company and Parent.

  (c)(3) Contribution and Sale Agreement, dated as of August 16, 1994, between the Company and Parent.*

  (c)(4) Services Agreement, dated as of August 16, 1994, between the Company and Parent.*

  (c)(5)  Letter Agreement between the Company and Parent.*

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

  (g)(1) Complaint filed in Pasternac, et al. v. William J. Johnson, Robert H. Rawle, Roger E. Tetrault, Rick L. Burdick, Richard E. Woolbert, Robert L. Howard, Sean C. O'Keefe, Cedric Ritchie, McDermott International, Inc. and J. Ray McDermott, S.A. (Civil District Court for the Parish of Orleans in the State of Louisiana, filed March 17, 1999).

  (g)(2) Complaint filed in Hill v. J. Ray McDermott, S.A., McDermott International, Inc., Roger E. Tetrault, Rick L. Burdick, Robert L. Howard, William J. Johnson, Sean Charles O'Keefe, Robert H. Rawle, Cedric E. Ritchie, Richard E. Woolbert and John Doe (Civil District Court for the Parish of Orleans in the State of Louisiana, filed April 7, 1999).
-------------------
* Incorporated by reference to the Exhibits from the Registration Statement on Form S-4, as amended, of the Company (Registration No. 33-87592).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1999

                              MCDERMOTT ACQUISITION COMPANY, INC.



                              By:  /s/ Daniel R. Gaubert
                                   ---------------------------------------------
                                     Daniel R. Gaubert
                                     Treasurer


                              MCDERMOTT INTERNATIONAL, INC.



                              By:  /s/ S. Wayne Murphy
                                   ---------------------------------------------
                                     S. Wayne Murphy
                                     Senior Vice President, General Counsel and
                                        Corporate Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.
(a)(1)           Offer to Purchase dated May 13, 1999.

(a)(2)           Letter of Transmittal.

(a)(3)           Notice of Guaranteed Delivery.

(a)(4)           Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated to Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.

(a)(5)           Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees.

(a)(6)           Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)           Text of Joint Press Release issued by Parent and the Company on May 7, 1999.

(a)(8)           Text of Press Release issued by Parent on May 13, 1999.

(a)(9)           Summary Advertisement as published in The Wall Street Journal on December 17, 1997.

(b)(1)           Commitment Letter (including the related term sheet), dated May 7, 1999, from Citibank, N.A.

(c)(4)           Confidentiality Agreement, dated February 17, 1999, between the Company and Parent.

(g)(1)           Complaint filed in Pasternac, et al. v. William J. Johnson, Robert H. Rawle,
                 Roger E. Tetrault, Rick L. Burdick, Richard E. Woolbert, Robert L. Howard,
                 Sean C. O'Keefe, Cedric Ritchie, McDermott International, Inc. and
                 J. Ray McDermott, S.A. (Civil District Court for the Parish of Orleans
                 in the State of Louisiana, filed March 17, 1999).

(g)(2)           Complaint filed in Hill v. J. Ray McDermott, S.A., McDermott International, Inc., Roger E.
                 Tetrault, Rick L. Burdick, Robert L. Howard, William J. Johnson, Sean Charles O'Keefe,
                 Robert H. Rawle, Cedric E. Ritchie, Richard E. Woolbert and John Doe (Civil District Court
                 for the Parish of Orleans in the State of Louisiana, filed April 7, 1999).